UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

RED METAL RESOURCES LTD.
(Name of Issuer)

Common Stock
(Title of Securities)

75678R 202
(CUSIP Number)

Mr. Richard Jeffs
11750 Fairtide Road
Ladysmith, BC V9G 1K5
(250) 924-3300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 19, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75678R 202

1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Richard N. Jeffs
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power 7,716,184
8. Shared Voting Power Not Applicable
9. Sole Dispositive Power 7,716,184
10. Shared Dispositive Power Not Applicable
11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,716,184
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 20.57%
14. Type of Reporting Person (See Instructions) IN

Item 1.Security and Issuer

Common stock, $0.001 par value, of Red Metal Resources Ltd. (the “Issuer”). The Issuer’s address is 278 Bay Street, Thunder Bay, Ontario, Canada P7B 1R8.

Item 2.Identity and Background

(a)This statement is filed by Richard N. Jeffs (the “Reporting Person”).

(b)The Reporting Person’s address is 11750 Fairtide Road, Ladysmith, BC V9G 1K5

(c)The Reporting Person is a retired business man.

(d)During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)The Reporting Person is a citizen of Canada.

Item 3.Source and Amount of Funds or Other Consideration

The Reporting Person’s securities were purchased with his personal funds in private transactions that took place between August 19, 2011 and August 28, 2018.

Item 4.Purpose of Transaction

The Reporting Person purchased the securities for investment purposes and not with the intent of changing control of the Issuer. While the Reporting Person has no immediate plans to acquire additional securities of the Issuer, he is currently committed to assisting the Issuer with its business, so it is likely that he will continue to invest in the Issuer’s securities. In doing so, the Reporting Person acknowledges that he may be deemed to have substantial influence regarding the disposition of certain matters as to which the stockholders of the Issuer are entitled to vote, including the election of directors.

Item 5.Interest in Securities of the Issuer

(a)As computed using rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person beneficially owns a total of 7,716,184 shares, or approximately 20.57%, of the Issuer’s common stock. The Reporting Person has the sole power to vote and to dispose of the shares he owns. The Reporting Person did not effect any transactions in the Issuer’s common stock during the 60 days prior to the date of this report, other than the transactions reported herein. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock in the Issuer owned by the Reporting Person.

(b)Not applicable.

(c)The following is a list of the transactions effected by the Reporting Person since the filing of his last amended Schedule 13D.

Date	Number of Shares Acquired/Disposed	Price	Description
08/19/2011	(100,000)	$Nil	Shares gifted to a non-affiliated person
11/23/2015	480,064	$0.2523	Shares were acquired in a private transaction
11/27/2015	1,874,857	$0.108	Shares were acquired in a private transaction
03/11/2016	35,000	$0.09	Shares were acquired in a private transaction
03/15/2016	199,857	$0.325	Shares were acquired in a private transaction
08/03/2017	1,687,621	$0.08	Shares acquired in a private transaction with affiliated parties
08/28/2018	(200,000)	$Nil	Shares gifted to a non-affiliated person
Total	3,977,399

(d)Not applicable.

(e)Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

The Reporting Person is aware that his spouse, Susan Jeffs, and his daughter, Caitlin Jeffs, directly and/or beneficially own shares of common stock for which they have each filed a Schedule 13D with the Securities and Exchange Commission.

The Reporting Person expressly disclaims that he and Susan Jeffs and Caitlin Jeffs comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person expressly disclaims beneficial ownership of shares of common stock beneficially owned by Susan Jeffs and Caitlin Jeffs.

Item 7.Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 18, 2019

/s/ Richard Norman Jeffs

Richard Norman Jeffs